UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☒ FORM 40-F ☐

EXPLANATORY NOTE
On August 18, 2026, Amer Sports, Inc. (the “Company”) released information regarding its financial results for the second quarter ended June 30, 2026. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K (including the press release furnished as Exhibit 99.1) shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX
The following exhibit is furnished as part of this Report on Form 6-K:

Exhibit Number	Description

99.1	Press Release Announcing Results for the second quarter ended June 30, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer
Date: August 18, 2026